Exhibit 21.1

List of Subsidiaries

The following is a list of GoFish Corporation’s subsidiaries. GoFish Corporation owns 100% of the outstanding shares of each of its subsidiaries.

1. Internet Television Distribution Inc., a Delaware corporation

2. GoFish Technologies, Inc., a California corporation